KongZhong Corporation Reports Unaudited Second Quarter 2007 Financial Results

Beijing, China, August 21, 2007 - KongZhong Corporation (NASDAQ: KONG), one of China's leading providers of wireless value-added services and a wireless media company providing news, contents, community and mobile advertising services through its wireless Internet sites, today announced its unaudited second quarter 2007 financial results.

Second Quarter 2007 Financial Highlights:
●	Total revenues were $16.96 million, in line with the Company’s second quarter revenue guidance of $16 million to $18 million.
●	Total mobile advertising revenues increased 92% sequentially to $223,000.
●	US GAAP net income was $0.04 million. Diluted earnings per ADS were $0.00.
●
Non-GAAP net income was $0.94 million. Non-GAAP diluted earnings per ADS were $0.03. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer said, “The first half year of 2007 was challenging for us given the tough operating environment for wireless value-added services, and we expect that the tough operating environment is likely to continue for some time. We are happy that we have achieved double-digit quarter-over-quarter growth in mobile advertising revenue for the fourth consecutive quarter. We believe we are making good progress in our wireless Internet business.”

Business Highlights:
●
On June 29, 2007, the Company announced its cooperation with MSN China, a Microsoft joint venture in China, to be the sole content provider in China for the news and information channel and mobile games channel of Mobile Messenger 3.0.

●
On July 19, 2007, the Company announced its cooperation with Opera Software ASA to develop a “KongZhong Opera” browser solution for Chinese mobile phone users with Kong.net as the default home page. The “KongZhong Opera” browser is expected to be offered for downloading at no charge and can enable mobile phone users to browse both traditional Internet sites and WAP sites through their mobile phones.

Financial Results:
(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

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WVAS segment
	For the Three Months Ended Mar. 31, 2007	For the Three Months Ended Jun. 30, 2007
	(US$ thousands)	(US$ thousands)
WVAS Revenues
2.5G:
WAP	$4,399	$2,062
MMS	4,130	3,582
JAVATM	694	631
2G:
SMS	8,563	7,216
IVR	1,017	2,158
CRBT	1,196	1,074
Total WVAS revenues	19,999	16,723
WVAS Cost of revenues	9,204	8,552
WVAS Gross profit	10,795	8,171
WVAS Operating expenses
Product development	2,275	2,221
Sales & marketing	2,937	2,324
General & administrative	2,167	1,956
Subtotal	7,379	6,501
WVAS Operating income	$3,416	$1,670

WVAS Gross margin	54%	49%
WVAS Operating margin	17%	10%

Total WVAS revenues for the second quarter decreased 16% sequentially to $16.72 million. Revenues from 2.5G services accounted for approximately 38% of total WVAS revenues and revenues from 2G services represented the remaining 62%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and JAVATM technologies, decreased 32% sequentially to $6.28 million. WAP revenues in the second quarter of 2007 were $2.06 million, a decrease of 53% sequentially, mainly due to a series of China Mobile actions starting from May 2007. These included displaying a GPRS service fee reminder to mobile phone users each time they download a WAP product, and excluding KongZhong and other third-party WAP service providers from the embedded menus of mobile handsets that are customized for China Mobile. MMS revenues in the second quarter of 2007 were $3.58 million, a decrease of 13% sequentially. JAVATM revenues in the second quarter were $0.63 million, a decrease of 9% sequentially.

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Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), decreased 3% sequentially to $10.45 million in the second quarter of 2007. SMS revenues in the second quarter of 2007 were $7.22 million, a decrease of 16% sequentially, mainly due to the continuing effect of the policy change introduced by China Unicom, China Telecom and China Netcom starting from the fourth quarter of 2006 requiring users to confirm new SMS subscriptions twice. IVR revenues in the second quarter of 2007 were $2.16 million, a 112% increase sequentially, as we enhanced our marketing efforts in this area. CRBT decreased 10% sequentially to $1.07 million in the second quarter of 2007.

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 23% of the total second quarter WVAS revenues, while revenues from China Mobile accounted for the remaining 77%. This was consistent with the relative market positions of the four major telecommunications operators in the PRC mobile industry.

WVAS Expenses
The WVAS cost of revenues in the second quarter of 2007 totaled $8.55 million, a decrease of 7% sequentially, largely as a result of the decreased revenues. WVAS gross margin in the second quarter of 2007 decreased to 49% compared to 54% in the first quarter of 2007.

Total WVAS operating expenses in the second quarter of 2007 were $6.50 million, a decrease of 12% sequentially. Product development expenses decreased by 2% sequentially and represented 13% of revenues. Sales and marketing expenses decreased by 21% sequentially and represented 14% of revenues. General and administrative expenses decreased by 10% sequentially and represented 12% of revenues. The decrease in WVAS operating expenses was mainly due to the Company’s cost-controlling efforts.

Wireless Internet segment
	For the Three Months Ended Mar. 31, 2007	For the Three Months Ended Jun. 30, 2007
	(US$ thousands)	(US$ thousands)
Mobile advertising revenues	$116	$223
Other revenues	12	13
Total Revenues	128	236
Cost of revenues	182	158
Gross (loss) profit	(54)	78
Operating expenses	2,447	2,372
Operating loss	$(2,501)	$(2,294)

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Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet portal Kong.net, increased 92% sequentially to $223,000 in the second quarter of 2007.

Operating expenses related to the Company’s wireless Internet sites were $2.37 million, which included $1.53 million in marketing and advertising expenses.

The Company’s total headcount increased from 777 as of March 31, 2007 to 790 as of June 30, 2007

Earnings
US GAAP net income totaled $0.04 million in the second quarter of 2007, a decrease of 98% sequentially. Diluted US GAAP earnings per ADS were $0.00 for the second quarter.

Non-GAAP income in the second quarter of 2007 was $0.94 million, a 56% decrease sequentially. Diluted Non-GAAP earnings per ADS were $0.03.

Balance Sheet and Cash Flow
At the end of the quarter, the Company had $118.75 million in cash and cash equivalents. Cash flow from operating activities totaled $2.40 million in the second quarter of 2007.

Taxation
On March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (“new EIT Law”) that will be effective from January 1, 2008. The new EIT Law establishes a new unified EIT rate of 25% for all enterprises. As at the date of these unaudited condensed consolidated financial statements are approved, detailed measures of the new EIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. The Company will evaluate the impact to its operating results and financial positions of future periods as more detailed implementation measures and other related regulations are announced.

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Business Outlook:
Based on information available on August 20, 2007, the Company expects total revenues for the third quarter of 2007 to be between $16.5 million and $17.5 million.

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on August 21, (8:30 pm Eastern time and 5:30 pm Pacific time on August 20, 2007). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended Jun. 30, 2006 (Note 1)	For the Three Months Ended Mar. 31, 2007 (Note 2)	For the Three Months Ended Jun. 30, 2007 (Note 3)
Revenues	$30,068	$20,127	$16,959
Cost of revenues	12,943	9,386	8,710
Gross profit	17,125	10,741	8,249
Operating expense
Product development	2,970	3,204	3,068
Sales & marketing	4,712	4,401	3,849
General & administrative	2,417	2,221	1,956
Subtotal	10,099	9,826	8,873
Operating income (expenses)	7,026	915	(624)
Non-operating income (expenses)
Interest income	915	1,024	952
Investment income	-	208	-
Other expense	(87)	-	-
Subtotal	828	1,232	952
Income before tax expense	7,854	2,147	328
Income tax expense	255	585	289
Net income	$7,599	$1,562	$39

Basic earnings per ADS	$0.22	$0.04	$0.00
Diluted earnings per ADS	$0.21	$0.04	$0.00
ADS outstanding (million)	34.89	35.58	35.58
ADS used in diluted EPS calculation (million)	35.67	35.77	35.77

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the second quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0130 (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.7620 (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) for the second quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.6804 (The exchange rate quoted by the People’s Bank of China).

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KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the 6 Months Ended Jun. 30, 2006 (Note 1)	For the 6 Months Ended Jun. 30, 2007 (Note 2)
Cash Flows From Operating Activities
Net Income	$16,208	$1,601
Adjustments
Amortization of deferred stock compensation	817	1,259
Depreciation and amortization	1,542	1,354
Disposal of property and equipment	-	8
Gain on sales of investment	(1,241)	(208)
Changes in operating assets and liabilities	(8,517)	(1,464)
Net Cash Provided by Operating Activities	8,809	2,550

Cash Flows From Investing Activities
Proceeds from sales of investment	1,741	208
Purchase of property and equipment	(1,262)	(908)
Acquisition of subsidiaries	(6,139)	(17,000)
Net Cash Used in Investing Activities	(5,660)	(17,700)

Cash Flows From Financing Activities
Exercised employee share options	1,519	134
Net Cash Provided by Financing Activities	1,519	134

Foreign Currency Translation Adjustments	475	2,363

Net increase (decrease) in Cash and Cash Equivalents	$5,143	$(12,653)
Cash and Cash Equivalents, Beginning of Period	$117,142	$131,402
Cash and Cash Equivalents, End of Period	$122,285	$118,749

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first six months of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0321 (The exchange rate quoted by the People’s Bank of China).
Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first six months of 2007 is based on the weighted average rate of USD 1.00=RMB 7.7212 (The exchange rate quoted by the People’s Bank of China).

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KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	Jun. 30, 2006	Mar. 31, 2007	Jun. 30, 2007
	(Note 1)	(Note 2)	(Note 3)
Cash and cash equivalents	$122,285	$115,362	$118,749
Accounts receivable (net)	18,900	14,234	12,454
Other current assets	2,424	2,567	2,813
Total current assets	143,609	132,163	134,016

Rental deposits	556	449	399
Intangible assets	2,226	1,809	1,628
Property and equipment (net)	3,080	3,128	3,223
Long-term investment	-	-	-
Goodwill	4,434	32,987	33,499
Total assets	$153,905	$170,536	$172,765

Accounts payable	$5,009	$6,428	$5,582
Other current liabilities	5,849	4,774	4,929
Total current liabilities	10,858	11,202	10,511

Non-current deferred tax liability	-	129	116
Minority interest	24	-	-
Total liabilities	$10,882	$11,331	$10,627

Shareholders’ equity	143,023	159,205	162,138
Total liabilities & shareholders’ equity	$153,905	$170,536	$172,765

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of June 30, 2006 USD1.00=RMB 7.9956. (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of March 31, 2007 USD1.00=RMB 7.7342 . (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of June 30, 2007 USD1.00=RMB 7.6155 . (The exchange rate quoted by the People’s Bank of China).

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures (“Non-GAAP Financial Measures”) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash stock-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended Jun. 30, 2006	For the Three Months Ended Mar. 31, 2007	For the Three Months Ended Jun. 30, 2007
GAAP Net Income	$7,599	$1,562	$39
Gain on sale of investment	-	(208)	-
Non-cash share-based compensation	469	569	691
Amortization or write-off of intangibles	167	206	207
Non-GAAP Net Income	$8,235	$2,129	$937

Non-GAAP diluted net income per ADS	$0.23	$0.06	$0.03

About KongZhong:
KongZhong Corporation is one of China’s leading providers of wireless value-added services and a wireless media company providing news, contents, community and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates two wireless Internet sites, Kong.net and Ko.cn, which enable users to access media, entertainment and community content directly from their mobile phones.

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Safe Harbor Statement
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:		Media Contact:
Sam Sun		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	+86 10 8857 6000	Tel: +86 10 8857 6000
Fax:	+86 10 8857 5891	Fax: +86 10 8857 5900
E-mail :	ir@kongzhong.com	E-mail: xiaohu@kongzhong.com

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